OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         August 19, 2005                 FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2244
                                                   EMAIL: DADLER@OLSHANLAW.COM

Ms. Michele Anderson
Legal Branch Chief
Division of Corporations
Securities and Exchange Commission
Washington, D.C. 20549

                    RE:  LYNCH INTERACTIVE CORPORATION
                         AMENDED PRELIMINARY PROXY MATERIALS

Dear Ms. Anderson:

            We are  securities  counsel to Lynch  Interactive  Corporation  (the
"Company") and are  submitting,  on behalf of the Company,  its responses to the comment letter from the Division of Corporation  Finance,  dated August 5, 2005, relating to the filing of the Company's amended preliminary proxy materials. The
Company's  responses are numbered to correspond to the Staff's  comments and are filed  together with the Company's  amended  preliminary  proxy  statement  (the
"Amended  Preliminary Proxy  Statement"),  amending the previous proxy statement filed on July 29, 2005.

                                  SCHEDULE 14A

SPECIAL FACTORS, PAGE 11
BACKGROUND OF THE PROPOSAL, PAGE 11

1.          WE NOTE YOUR REVISIONS IN RESPONSE TO OUR PRIOR COMMENT FIVE. WITH A
            VIEW TO MORE  PARTICULARLY  DESCRIBING HOW YOUR BOARD ARRIVED AT THE
            DECISION TO APPROVE A GOING-PRIVATE TRANSACTION, AND, IN PARTICULAR,

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                        FACSIMILED: 973.335.8018

August 19, 2005

            A REVERSE STOCK SPLIT,  PLEASE  MENTION THE CONCERNS  RAISED BY YOUR
            CHAIRMAN  IN  AUGUST  2004 TO  WHICH  YOUR  OFFICERS  AND  DIRECTORS
            RESPONDED BY EVALUATING  "WHETHER  [YOU] WERE ACHIEVING THE BENEFITS
            OF BEING A PUBLICLY TRADED COMPANY WHEN WEIGHED AGAINST THE COSTS OF
            MAINTAINING  [Y]OUR  PUBLIC  REPORTING  OBLIGATIONS."  IN  ADDITION,
            PROVIDE  MORE  DETAILS  ABOUT  THE   "PRELIMINARY   STEPS  TAKEN  BY
            MANAGEMENT TO DEVELOP A SPECIFIC  PROPOSAL TO DELIST AND DEREGISTER"
            THAT WERE APPROVED BY THE BOARD AT ITS DECEMBER 2004 MEETING AND THE
            "ALTERNATIVE  METHODS AND PROCEDURES FOR DELISTING AND DEREGISTERING
            [Y]OUR  SHARES"  FOR WHICH  MANAGEMENT  CONSULTED  WITH  COUNSEL  IN
            DECEMBER 2004.  INDICATE  GENERALLY "THE ALTERNATIVES TO THE REVERSE
            STOCK SPLIT" THAT THE DIRECTORS  INFORMALLY  DISCUSSED FOLLOWING THE
            AUDIT COMMITTEE MEETING. IN THIS REGARD, WE NOTE THE INFORMATION YOU
            HAVE PROVIDED US IN YOUR RESPONSE LETTER.

            The Company's  Amended  Preliminary Proxy Statement has been revised to include a  discussion  of the  concerns  raised by the  Company's
            Chairman,  as well as  additional  details with respect to the steps taken by  management  to develop a specific  proposal  to delist and deregister. See "Background of the Proposal," pages 11-13.

            The Company has indicated that the alternatives to the reverse stock split discussed by its Board of Directors  included an issuer tender offer,  a  traditional  stock  repurchase  program  and  an  odd-lot repurchase program,  each of which is discussed in greater detail in the section "Alternative Transactions Considered," beginning on page
            29.

2.          ALSO,  DESCRIBE HERE HOW THE BOARD CAME TO THE  DETERMINATION AT THE
            JANUARY 29 AND FEBRUARY  23, 2005  MEETINGS  THAT THE FORMULA  PRICE
            SHOULD  BE SET AT  110%  OF THE  AVERAGE  CLOSING  STOCK  PRICE.  IN
            ADDITION,  CLARIFY THE BASIS FOR THE ASSERTION THAT A 20 TRADING DAY
            AVERAGE IS "A RELATIVELY  COMMON  CONVENTION  USED TO DETERMINE FAIR
            MARKET VALUE."

            The Board's decision to set the formula price at 110% of the average of the closing  stock price of the  Company's  common stock over the previous  20  trading  days  was  based  on  the  recommendation  of management. In preparing its recommendation to the Board, management reviewed  available  public  documents  filed by companies  that had recently engaged in "going private"  transactions  and, in one case, spoke to an executive at a company that had recently  completed such a transaction.

            With  respect to the 20 trading day average,  based on  management's experience and the  experience of counsel,  a 20 trading day average is "a relatively  common  convention  used to determine  fair market value,"  particularly for a company with low trading volume, such as the Company's.  Such an average looks back  approximately one month, thereby reducing the risk that a sharp,  but temporary,  increase or decrease in the stock price will result in a formula price that does not accurately reflect recent market prices of the Company's stock.

3.          YOUR  REVISIONS IN RESPONSE TO PRIOR COMMENT SEVEN INDICATE THAT THE
            BOARD  INCREASED THE FORMULA PRICE TO 120% GIVEN THE RECENT DECLINES
            IN THE  STOCK  PRICE.  ADDRESS  WHY THE  BOARD  DID NOT OPT TO USE A
            HIGHER  FIXED PRICE RATHER THAN  CONTINUE TO USE A FORMULA  BASED ON
            LOWER RECENT MARKET PRICES.

August 19, 2005

            Although the Board could have chosen to employ a fixed price, rather than a formula,  it had  rejected  a fixed  price  model  during the initial stages of developing the going private  proposal.  The Board believed that given the uncertainties  with respect to the timing of the reverse stock split,  coupled with the volatility of the trading market  in the  Company's  Common  Stock,  a  fixed  price  was  not appropriate.  In the exercise of its best  judgment,  the Board felt that a formula,  with the addition of the $29.00 per share  "floor,"
            was the correct method for determining the cash-out price. A formula preserves the Corporation's  flexibility to effect the reverse stock split at a time of its choosing  following approval of the proposal.
            A formula  also takes into account  fluctuations  in the stock price over the 20 day trading  period  without  giving undue weight to the stock price on any particular  day. In this way,  irregularities  in the stock price are  accounted  for and the price paid to cashed-out stockholders is most representative of the fair value of the shares.
            Further,  as recent market  prices of the  Company's  stock had been below $29.00 per share,  the Board  believed  that the "floor" would assure cashed-out  stockholders a fair price,  while the 20% premium on the 20 trading day average would protect cashed-out  stockholders in the event of higher  market  prices  during  such 20 trading  day period.

OPINION OF FINANCIAL ADVISOR, PAGE 19

4.          RELOCATE  THE  FORECASTS  TO A MORE  PROMINENT  SECTION OF THE PROXY
            STATEMENT,  E.G., THIS SECTION  SUMMARIZING  THE ADVISOR'S  OPINION,
            RATHER THAN PROVIDE THE FORECASTS IN AN EXHIBIT TO YOUR DOCUMENT.

            The financial  forecasts and  assumptions  underlying such forecasts have been relocated to the end of the section  "Opinion of Financial
            Advisor," page 28.

            The Company confirms discussions between its general counsel and the
            Staff to the effect that the subsidiary detail that has been removed from the forecasts was not relied on by Caymus Partners in preparing its report and is not material to the consideration of the proposals included in the proxy.

FAIRNESS OF THE REVERSE STOCK SPLIT, PAGE 27

5.          WE NOTE YOUR  REVISIONS IN RESPONSE TO OUR PRIOR COMMENT 14, BUT THE
            FAIRNESS  DISCUSSION STILL DOES NOT STATE EXPLICITLY  WHETHER OR NOT
            THE  GOING  PRIVATE   TRANSACTION  IS  SUBSTANTIVELY  FAIR  TO  EACH
            DIFFERENTLY-IMPACTED  GROUP  OF  UNAFFILIATED  STOCKHOLDERS.  PLEASE
            REVISE TO CONVEY THE DETERMINATION AS TO EACH GROUP--THE  CONTINUING
            STOCKHOLDERS AND THE CASHED-OUT  STOCKHOLDERS.  IN ADDITION, WE NOTE
            YOUR STATEMENT THAT "CASHED OUT  STOCKHOLDERS  HAVE THE ADVANTAGE OF
            CONTINUING AS  STOCKHOLDERS IN A COMPANY THAT WILL NOT BE SUBJECT TO
            THE  COSTS   ASSOCIATED   WITH  COMPLIANCE  WITH  SECTION  404."  WE
            UNDERSTAND  FROM THE REMAINDER OF YOUR  DISCLOSURE  THAT  CASHED-OUT
            STOCKHOLDERS  WILL  LOSE  THEIR  LYNCH  INTERACTIVE  SHARES  AT  THE
            EFFECTIVE TIME. THEREFORE, PLEASE REVISE OR ADVISE.

            The fairness  discussion has been revised to state  explicitly  that
            the  going  private   transaction  is  substantively  fair  to  each
            differently-impacted   group  of  unaffiliated  stockholders  -  the
            Continuing  Stockholders  and  the  Cashed  Out  Stockholders.   The
            sentence  referenced in your comment above has been revised to read,

August 19, 2005

            "Further,  Continuing  Stockholders have the advantage of continuing as  stockholders  in a company that will not be subject to the costs associated with compliance with Section 404." The prior reference to
            Cashed Out Stockholders was a typographical error.

6.          PLEASE EXPLAIN WHAT YOU MEAN BY "THOUGH NOT IN A MECHANICAL FASHION"
            WHEN YOU STATE THAT "[T]HE BOARD ALSO CONSIDERED  RECENT DECLINES IN
            MARKET PRICES OF THE COMMON STOCK,  AS COMPARED TO THE HIGHER PRICES
            DURING  CERTAIN  PERIODS  OF THE FIRST  QUARTER OF 2005" ON PAGE 29.
            ALSO PROVIDE AN EXPLICIT  DISCUSSION  OF WHY THE BOARD  BELIEVES THE
            TRANSACTION IS FAIR IN LIGHT OF THE RELATIVELY  SUBSTANTIAL DISCOUNT
            THE CASH-OUT  PRICE  REPRESENTS AS COMPARED TO  HISTORICALLY  HIGHER
            MARKET PRICES. REFER TO PRIOR COMMENT 17.

            The language  "though not in a  mechanical  fashion" was intended to convey the idea that the Board took into account recent  declines in market prices in determining the cash-out  price,  but not as a part of any formula or particular method used by the Board to determine a cash-out  price.  As the  phrase is  apparently  unclear  and has no substantive  bearing on the applicable  disclosure,  the Company has removed it.

7.          INCLUDE IN THE PROXY STATEMENT YOUR RESPONSE TO OUR PRIOR COMMENT 19
            CONCERNING THE CONSIDERATION OF FIRM OFFERS. SEE INSTRUCTION 2(VIII)
            TO ITEM 1014 OF REGULATION M-A.

            The response to prior  question 19 has been  included in the Revised
            Proxy Statement. See page 31.

PROPOSAL NO. 2 - AMENDMENT TO RESTATED  CERTIFICATE  OF  INCORPORATION  TO GRANT
OPTION TO REPURCHASE SHARES, PAGE 36

8.          AS  REQUESTED IN PRIOR  COMMENT ONE,  REVISE TO INCLUDE A REASONABLY
            BALANCED  DISCUSSION OF THE PROPOSAL  RELATING TO THE RIGHT OF FIRST
            REFUSAL OPTION THAT  ADDRESSES THE NEGATIVE  ASPECTS OF THE PROPOSAL
            IN ADDITION TO THE BENEFITS.

            The Amended Preliminary Proxy Statement has been revised to included a  discussion  of both the  positive  and  negative  aspects  of the proposal  relating to the right of first  refusal.  See pages 19 and
            20.

August 19, 2005

                                     CLOSING

            For your  convenience,  under  separate cover we will deliver to you four marked copies (compared to the amended preliminary proxy statement filed on
July 29, 2005) and four clean copies of the amended preliminary proxy statement.
The Company  plans to file  amendments to its Annual Report on Form 10-K for the year ended  December 31,  2004,  and its  Quarterly  Report on Form 10-Q for the
quarter ended March 31, 2005. At such time as those amendments are filed we will deliver to you four copies of each document.

            We  welcome  a further  discussion  on any of our  points  addressed within this response letter. I may be reached at (212) 451-2244.

                                         Very truly yours,

                                         /s/ David J. Adler
                                         ------------------
                                         David J. Adler

cc:   Robert E. Dolan
      John A. Cole
      Paul Goldstein